UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Invitel Holdings A/S
(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

K49769 100

(CUSIP Number)

Craig Butcher
Mid Europa Partners Limited
Bank Center, Platina Tower, 5th Floor
Szabadság tér 7
Budapest 1054, Hungary
Telephone: +36 1 411 1270

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5576

November 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mid Europa III Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,450,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,450,393
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,450,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mid Europa III GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,450,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,450,393
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,450,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mid Europa Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,450,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,450,393
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,450,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hungarian Telecom LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,450,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,450,393
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,450,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hungarian Telecom (Netherlands) Cooperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,450,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,450,393
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,450,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (as amended, the “Schedule 13D”) amends the statement on Schedule 13D originally filed on November 12, 2009, as amended on November 23, 2009, by Mid Europa III Management Limited, a company incorporated in Guernsey, Channel Islands (“Management Limited”), Mid Europa III GP LP (“GP LP”), Mid Europa Fund III LP (the “Fund” and, together with Management Limited and GP LP, the “MEP Reporting Persons”), Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“Hungarian Telecom”), and Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of the Netherlands (the “Equity Purchaser”) (such persons, collectively, the “Reporting Persons”).  This Schedule 13D relates to the ordinary shares, par value €0.01 per share (the “Shares”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (the “Company”), whose principal executive offices are located at Puskás Tivadar u. 8-10, H-2040 Budaörs, Hungary.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text after the last paragraph of Item 3:

“On November 27, 2009, the Equity Purchaser purchased 1,650,611 Shares (the “Straumur Shares”) from Straumur-Burdaras Investment Bank hf., a company organized under the laws of the Republic of Iceland (“Straumur”), at a purchase price of $4.50 per share, or $7,427,749.50 in the aggregate (such purchase, the “Straumur Purchase”).

The funds for the Straumur Purchase were contributed by the Fund to the Equity Purchaser.”

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended by restating the second paragraph thereof as the following:

“The Reporting Persons have entered into the SPA, acquired the TDC Shares and made the Straumur Purchase for the purpose of acquiring a significant controlling stake in the Company.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended by restating the second and third paragraphs thereof as the following:

“Pursuant to the SPA, at the Closing, the Equity Purchaser acquired 5,399,890 Shares.  Pursuant to the SPA, at the Second Closing, the Equity Purchaser acquired an additional 5,399,892 Shares, and through the Straumur Purchase, the Equity Purchaser acquired a further 1,650,611 Shares.  The Equity Purchaser has therefore acquired a total of 12,450,393 Shares, representing 74.4% of the Company’s outstanding Shares.

Each of the Reporting Persons may be deemed to beneficially own 12,450,393 Shares, representing 74.4% of the Company’s outstanding Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by adding the following text between the fifteenth and sixteenth paragraphs thereof:

“On November 27, 2009, the Equity Purchaser and Straumur entered into a letter agreement (the “Straumur Agreement”) in connection with the sale of the Straumur Shares to the Equity Purchaser.  Pursuant to the Straumur Agreement, should the Equity Purchaser or one of its affiliates, prior to the first anniversary of the date of the Straumur Agreement, make a tender offer with respect to any Shares, the Equity Purchaser will be required to pay Straumur on the date payment under any such tender offer is due, for each of the Straumur Shares, an amount representing the difference between (i) the price offered per Share in any such tender offer and (ii) $4.50.  The description of the Straumur Agreement contained herein is qualified in its entirety by reference to Exhibit G, which is incorporated herein by reference.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A
Joint Filing Agreement, dated November 12, 2009, among Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.

G	Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2009

MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA III GP LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA FUND III LP acting by its general partner
MID EUROPA III GP LP itself acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.
acting by its Managing Director, TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.

/s/ H.J. Braamskamp	/s/ J. Hamers
Signature	Signature

H.J. Braamskamp, Attorney A	J. Hamers, Attorney A
Name/Title	Name/Title

and by its Managing Director, EUROPE MANAGEMENT COMPANY B.V.

/s/ H.J. Braamskamp	/s/ J. Hamers
Signature	Signature

H.J. Braamskamp, Attorney A	J. Hamers, Attorney A
Name/Title	Name/Title

EXHIBIT INDEX

Exhibit No.	Description

A
Joint Filing Agreement, dated November 12, 2009, among Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.

G	Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A.